Filed by FirstMerit Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: FirstMerit Corporation

Commission File No.: 001- 11267

Date: January 26, 2016

The following communication was made available to employees of FirstMerit Corporation on January 26, 2016.

January 25, 2016

Dear FirstMerit Employees,

On behalf of our leadership teams and our Boards of Directors, we would like to announce that Huntington has entered into a partnership agreement with FirstMerit.

The pro forma company is expected to have nearly $100 billion in assets and will operate across an eight-state Midwestern footprint. The transaction is expected to close later this year, subject to customary closing conditions.

Huntington and FirstMerit are coming together to bring the best of both companies to our customers and to create a stronger, market-leading regional bank for our employees.

Huntington was attracted to FirstMerit for many reasons, including the strong loyalty we have built with our customers, our banking expertise and our “You First” brand that aligns very well with Huntington’s “Look Out for Me” approach.

Through this partnership, we will have a scalable infrastructure that will further enable growth and make us more competitive.

Our Synergies Position Us for the Future

FirstMerit and Huntington are two great Midwest banks with a lot in common. FirstMerit’s long track record as a successful business banking, middle-market and commercial banking partner aligns with and enhances Huntington’s capabilities. Our award-winning retail expertise, as well as strength in both the PrivateBank and Investment Center businesses, creates a very competitive combination. Customers of both companies will benefit from a fuller array of innovative products and services – now from a single and powerful resource.

At the core of our cultures is the focus to deliver superior service to every customer, every time. We both are driven by a mission to be more than a provider of banking products and services – rather, to be known as trusted advisors, helping our customers attain their financial goals.

Both companies are based in Ohio, with long and rich heritages and deeply committed to the communities we serve. By leveraging our synergies and combining our resources, we will be able to expand our product offerings and services to our customers, increase our market share and better position us for the future.

You can read about our collective strengths on the “Coming Together in Partnership” website: https://www.Huntington.com/HuntingtonandFirstMerit

The Work Ahead

Over the next several months, both companies will work together to utilize our collective strengths – products, technology, processes and distribution channels – that will be maximized through our partnership. Together, we will develop a comprehensive transition plan, with the goal to have a seamless experience for employees, customers and other stakeholders.

firstmerit.com

Leading this effort for FirstMerit will be Julie Tutkovics, Chief Marketing Officer. Many employees from both companies will also be involved in the process. We thank you in advance for your teamwork and for going above and beyond your regular responsibilities to make the transition to Huntington a success.

We know there will be many questions about how this transaction impacts employees, especially where there are duplicative locations, branches and departments. It is our collective commitment to keep employees informed as soon as decisions are made and to treat every employee with the utmost dignity and respect in this process.

Between now and legal close (pending regulatory approval and other customary closing conditions), please continue your regular daily activities. At this time, there are no planned job changes relating to this transaction prior to that close date.

Communicating with You: Tuesday’s Conference Call

In addition to this letter, you can expect regular updates about the transition process, beginning with an All Employee Conference Call Tuesday at 11 a.m. ET, where both of us will discuss the transaction. Please see your email for the conference call invitation.

IMPORTANT: Limited phone lines are available. If you are located in a corporate or regional office, please do not call from your desk. Congregate in conference rooms with as many people as possible or call from a non-FirstMerit phone line.

You will also find information in the attached “Frequently Asked Questions” document.

A special email box for this transaction has been established, where you can ask questions and provide topics for future communications: IntegrationQuestions@firstmerit.com. You will receive a reply within 48 hours, and commonly asked questions will be posted on our intranet. Please note that FirstMerit will be limited by securities laws in responding to certain questions about the partnership, and many other topics relating to integration and post-closing employment will not be known for some time.

In addition, Huntington will soon announce a special website just for FirstMerit employees and the transition process.

We encourage you to use these communication channels to help you better understand the transaction and how, together, we can continue to serve our fellow employees and our customers and communities.

Stronger Together

Through our partnership, we can be the best performing regional bank in the nation. We want our partnership to be exceptional. We believe it will be with your help.

As we go forward, our values will lead us. It is striking how similar our cultures are. Both companies are guided by the values of customer service, teamwork, strong risk management and personal accountability. We both believe that our companies draw strength from our diversity, and we value the uniqueness that each employee brings to achieve our mission and vision.

Let’s live our values as we work through the next several months of discussions and decisions, with our sights on the long-term success of this transition. Together, we will be stronger.

Sincerely,

Paul G. Greig

Chairman, President and CEO

FirstMerit Corporation

Stephen D. Steinour

Chairman, President and CEO

Huntington Bancshares Inc.

firstmerit.com

Caution regarding Forward-Looking Statements

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions, uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board, volatility and disruptions in global capital and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of Huntington’s and FirstMerit’s respective business strategies, including market acceptance of any new products or services implementing Huntington’s “Fair Play” banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB, and the regulatory approval process associated with the merger; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and FirstMerit do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Huntington’s ability to complete the acquisition and integration of FirstMerit successfully; and other factors that may affect future results of Huntington and FirstMerit. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the Securities and Exchange Commission (“SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC, and in FirstMerit’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the SEC and available in the “Investors” section of FirstMerit’s website, http://www.firstmerit.com, under the heading “Publications & Filings” and in other documents FirstMerit files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor FirstMerit assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and FirstMerit and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF HUNTINGTON AND STOCKHOLDERS OF FIRSTMERIT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P. O’Malley, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7109.

Participants in the Solicitation

Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 12, 2015, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 6, 2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

firstmerit.com